Shira Productions, LLC

Inception Date Balance Sheet

as of March 18, 2019

"UNAUDITED"

ASSETS

Current Assets

Cash in the bank	$	25 -00
Accounts Receivable	$	-
Inventory	$	-
Prepaid Expenses	$	-
Other Current Assets	$	-
Total Current Assets	~~$0~~	25.00

Fixed Assets

Machinery & Equipment	$	-
Furniture and Fixtures	$	-
Building & Land	$	-
Other Fixed Assets	$	-
Total Fixed Assets	$0	

Intangible Assets

Patents	$	-
Copyrights	$	-
Trademarks	$	-
Other Intangible Assets	$	-
Total Intangible Assets	$0	

Total Assets	$0	

LIABLITIES & OWNERS EQUITY

Current Liabilities

Accounts Payable	$	-
Income Taxes Payable	$	-
Salaries Payable	$	-
Notes Payable	$	-
Interest Payable	$	-
Current Portion of Long Term Debt	$	-
Other Current Liabilities	$	-
Total Current Liabilities	$0	

Long Term Liabilities

Long-term Loans	$	-
Notes Payable to Stockholders	$	-
Capital Leases	$	-
Other Long Term Liabilities	$	-
Total Long Term Liabilities	$0	

Owners' Equity/Net Worth

Invested Capital	$	25-00
Retained Earnings	$	-
Total Owners' Equity/Net Worth	$0	25.00
Total Liabilities and Equity/Net Worth	$0	25.00